Matthew B. Hemington +1 650 843 5062 hemingtonmb@cooley.com	VIA EDGAR AND COURIER

January 3, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Folake Ayoola

Celeste Murphy

Tracey Houser

Mary Mast

Re:	1Life Healthcare, Inc.

Amended Draft Registration Statement on Form S-1

Submitted November 26, 2019

CIK No. 0001404123

Ladies and Gentlemen:

On behalf of 1Life Healthcare, Inc. (the “Company”), we are providing this response letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) conveyed orally on December 10, 2019, relating to the Company’s Amended Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on November 26, 2019 (the “Draft Registration Statement”).

The Company is concurrently filing the Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to the Comment and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Registration Statement marked to show all changes made to the Draft Registration Statement.

We have incorporated the Comment into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.

General

1.

We note your response to prior comment 28 and the graphical materials and artwork you provided supplementally. You disclose in the draft registration statement and in your artwork that your average net promoter score is 90 as of September 30, 2019. Please revise your registration statement disclosure to briefly explain what a Net Promoter Score is, who calculates it and the method by which the score is calculated, as well as the period the score of 90 reflects. To the extent available, please provide the industry average and define industry. Additionally, please revise the artwork to provide a description of average net promoter scores so investors can better understand its significance.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

January 3, 2020

Page Two

The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 7, 76, 119, 120 and 126 of the Registration Statement as well as the graphic titled “Transforming healthcare for all” preceding the section titled “Business” in the Registration Statement. The Company respectfully notes that it has not included an industry average for Net Promoter Score in the Registration Statement because no such metric that is applicable to the Company is readily available.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5062 with any questions regarding the Company’s response to the Staff’s Comment or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/S/ MATTHEW B. HEMINGTON

Matthew B. Hemington

cc:	Amir Dan Rubin, 1Life Healthcare, Inc.

Bjorn B. Thaler, 1Life Healthcare, Inc.

Lisa A. Mango, 1Life Healthcare, Inc.

John T. McKenna, Cooley LLP

Milson C. Yu, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Donald K. Lang, Davis Polk & Wardwell LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com